Exhibit 19

RGC RESOURCES, INC.

INSIDER TRADING POLICY

This policy applies to all directors, officers and employees (collectively “Employees”) of RGC Resources, Inc. and its subsidiaries (“RGC”). This policy extends to an Employees’ immediate family to include spouse, children and other persons living in an Employee’s household, and to entities over which an Employee exercises control.

BACKGROUND

Section 10b of the Securities and Exchange Act of 1934 gives the Securities and Exchange Commission (“SEC”) the power to enact and enforce rules against “manipulative and deceptive practices.” Illegal insider trading is such a practice. Rule 10b promulgated under the Act is broad and complex. Rule 10b-5 is the section most frequently used by the SEC in anti-fraud actions.

Prohibitions against illegal insider trading are not limited to trading or to traditional corporate insiders. Instead, they apply to trading, tips and recommendations by any person if the information involved is material and non-public. For example, the prohibitions apply if you trade on the basis of material, non-public information you obtain regarding RGC, its customers, suppliers, or other corporations with which RGC has contractual relationships or may be negotiating transactions.

Materiality

Materiality involves a relatively low threshold. Information is generally regarded as material if it has market significance and if it’s public disclosure is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

It is impossible to list all types of information that might be deemed material. However, information, either positive or adverse, dealing with the following subjects, may be material:

•	significant asset impairments or reserve changes
•	significant litigation or government agency investigations
•	liquidity problems
•	changes in earnings estimates
•	major changes in executive management or Board composition
•	changes in dividends
•	changes in debt ratings
•	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets
•	public or non-public securities offerings

Note that, in litigation, materiality determinations may be challenged with the benefit of hindsight. If you have questions about whether non-public information is material, please consult RGC’s Chief Financial Officer before disclosing such information or trading in or recommending securities to which that information relates.

Non-public Information

Non-public information may include:

•	information available to a select group of bankers, attorneys, analysts, brokers or institutional investors
•	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated
•	information that has been entrusted to RGC on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two days)

For information to be considered public, it must meet Regulation FD requirements and must be widely disseminated. Information is generally deemed widely disseminated if it has been disclosed, for example, in a press release, in filings with the SEC, or posted to the Company’s website. If you have questions about whether information is public or non-public, please contact RGC’s Chief Financial Officer or assume that the information is non-public and treat it as confidential.

POLICY

A.         Material Non-Public Information. No Employee may purchase or sell any security, or otherwise cause the purchase or sale of any security, whether or not issued by RGC, while in possession of material, non-public information. No Employee in possession of material, non-public information may communicate that information to any other person who does not have a need to know such information.

B.         Restricted Persons and Blackout Periods. Even if not in possession of material non-public information, Restricted Persons (as defined on Exhibit A) may trade in RGC securities only during designated trading periods and may not trade during a black-out-period designated by RGC’s Board of Directors, Chief Executive Officer or Chief Financial Officer. Designated trading periods will begin on the third business day following the release of RGC’s earnings results and end on the 25th day of the last month in each fiscal quarter.

During a black-out period, Restricted Persons are prohibited from a broker assisted exercise of options that generates cash by the sale of shares as a result of the exercise, also known as a “cashless exercise”; a cashless exercise is the acquisition and disposition of shares by exercise, with the net cash proceeds received by the option holder.

Restricted Persons who purchase RGC securities must retain such securities for at least six months.

Restricted Persons may not sell RGC securities short.

C.         Exclusions. The preceding requirements do not apply to the:

(i)	exercise of stock options under the Key Employee Stock Option Plan of RGC Resources, Inc. if the option exercise is a share purchase only (i.e., not a cashless exercise);
(ii)

reinvestment of dividends or purchase of RGC stock through regular contributions as previously established under RGC’s Dividend Reinvestment and Stock Purchase Plan, i.e., a qualified 10b5-1 plan per SEC rules; or

(iii)	distribution of securities through the:
	(A)	Restricted Stock Plan for Outside Directors
	(B)	RGC Resources, Inc. Restricted Stock Plan
	(C)	RGC Resources, Inc. Stock Bonus Plan.

D.         Penalties. A violation of this policy is a violation of RGC’s Code of Ethics and may result in disciplinary action, up to and including termination of employment. Violation of the SEC’s insider trading rules may result in penalties, fines, or imprisonment.

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If you have questions about this policy, please contact RGC’s Chief Financial Officer.

Exhibit A

Restricted Persons

1.         Members of the Board of Directors

2.         Chief Executive Officer, President, Vice President, Chief Financial Officer, Chief Operating Officer, Corporate Secretary, Treasurer

3.         Accounting Department Management and Supervisory Personnel